AMENDMENT OF AMENDED SHAREHOLDER SERVICES AGREEMENT

This Amendment to the Amended Shareholder Services Agreement (the "Agreement") by and between American Funds Service Company (hereinafter, "AFS") and Capital World Growth and Income Fund, Inc. (hereinafter, the "Fund") is dated as of the 1st day of October, 2009.

WHEREAS, AFS and the Fund entered into the Agreement with regard to certain shareholder services to be performed by AFS; and

WHEREAS, AFS and the Fund desire to amend said Agreement in the manner hereinafter set forth;

NOW THEREFORE, pursuant to Section 9 of the Agreement, AFS and the Fund hereby amend Section 6 of the Agreement to read as follows:

AFS will provide to the participating investment companies the shareholder services referred to herein in return for the following fees:

Annual account maintenance fee (paid monthly):

Fee Per Account (annual rate)	Rate
Broker Controlled Account (networked and street)	$0.84
Full Service Account	$16.00

No annual fee will be charged for a participant account underlying a 401(k) or other defined contribution plan where the plan maintains a single account on AFS’ books and responds to all participant inquiries.

AFS will bill the Fund monthly, on or shortly after the first of each calendar month, and the Fund will pay AFS within five business days of such billing.

Any revision of the schedule of charges set forth herein shall require the affirmative vote of a majority of the members of the board of directors of the Fund.

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IN WITNESS THEREOF, AFS and the Fund have caused this Amendment to be executed by their duly authorized officers effective as of the date first written above.

CAPITAL WORLD GROWTH AND INCOME FUND, INC.	AMERICAN FUNDS SERVICE COMPANY

BY:	BY:

Name: Vincent P. Corti	Name: Angela M. Mitchell
Title: Secretary	Title: Secretary
Date: December 16, 2009	Date: December 16, 2009